CORRESP

HOME FEDERAL BANCORP, INC. OF LOUISIANA

624 Market Street

Shreveport, Louisiana 71101

(318) 222-1145

November 10, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana

Registration Statement on Form SB-2

File No. 333-119026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home Federal Bancorp, Inc. of Louisiana (“Home Federal”) hereby requests that the above captioned Registration Statement be ordered effective at 12:00 noon on Friday, November 12, 2004, or as soon thereafter as is practicable.

In connection with this request, Home Federal acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Home Federal from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Home Federal may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, Home Federal represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

HOME FEDERAL BANCORP, INC. OF LOUISIANA

By:	/s/ Daniel R. Herndon
Daniel R. Herndon President and Chief Executive Officer

[Sandler O’Neill & Partners, L.P. Letterhead]

November 10, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana -
Registration Statement on Form SB-2 (File No. 333-119026)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby join Home Federal Bancorp, Inc. of Louisiana (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form SB-2 be declared effective at 12:00 noon on Friday, November 12, 2004, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
By:	Sandler O’Neill & Partners Corp., the sole general partner

/s/ Patricia A. Murphy
Patricia A. Murphy
Authorized Signatory